UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Memorandum of Understanding

On March 31, 2026, MEDIROM Healthcare Technologies Inc. (the “Company”) and Kufu Company Holdings Inc. (the “Bond Holder”) entered into a Memorandum of Understanding (the " Memorandum of Understanding "), pursuant to which the parties agreed to extend the maturity date of the previously disclosed Deemed Loan Agreement and a Memorandum of Understanding, each dated January 30, 2026 (collectively, the "Loan Agreement"), between the Company and the Bond Holder, from March 31, 2026 to April 30, 2026. All interest accrued through March 31, 2026 under the Loan Agreement also became due and payable upon execution of the Memorandum of Understanding. All other terms of the Loan Agreement remain in full force and effect.

The foregoing description of the Memorandum of Understanding does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum of Understanding, which is furnished herewith as Exhibit 10.1 hereto and incorporated herein by reference.

The information furnished in this report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing. The registrant hereby incorporates this report on Form 6-K (including the exhibit hereto) by reference into and as part of the Company’s registration statements on Form S-8 (Registration No. 333-274833) and Form F-3 (Registration Number 333-290161), and this report on Form 6-K shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference into such registration statement) by the Company.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Memorandum of Understanding, dated March 31, 2026, by and between the Company and the Bond Holder [English Translation]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.
Date: April 8, 2026
	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer